UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Purple Biotech Ltd. (the “Company”) announces that its Board of Directors (the “Board”) has appointed Mr. Isaac Israel, a director and former Chief Executive Officer of the Company, to serve as Interim Chief Executive Officer, effective as of October 5, 2026, pending the appointment of a permanent Chief Executive Officer.

Mr. Israel has served as a member of Purple Biotech’s Board of Directors since October 2012. Mr. Israel previously served as the Company’s Chief Executive Officer from October 2012 until July 2022 and has served as an advisor to the Company since October 2022. From March 2023 to August 2023, Mr. Israel also served as the Company’s Acting Chief Executive Officer, during which period his engagement as an advisor to the Company was suspended. Effective today, Mr. Israel was appointed as the Company’s Interim Chief Executive Officer.

Mr. Israel was the founding Chief Executive Officer of BeeContact Ltd. (formerly TASE: BCNT), where he served from 2001 until 2007. Since 2008, Mr. Israel has served as the founding Chief Executive Officer of Uneri Capital Ltd., a consulting firm focused on the capital markets and healthcare sectors, which is owned by Mr. Israel. Mr. Israel has also served as a member of the boards of directors of various private and publicly traded healthcare companies.

As previously announced, Mr. Gil Efron will cease serving as Chief Executive Officer and will transition to the role of Executive Director, Head of Corporate Development, effective as of October 5, 2026. Mr. Efron will continue to serve as a member of the Board. The Board thanks Mr. Efron for his leadership as Chief Executive Officer and looks forward to his continued contribution in his new role.

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333-238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2020 (Registration file number 333-238481), each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 4, 2022 (Registration file number 333-264107), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on December 8, 2022 (Registration file number 333-268710), and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270769), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 5, 2026	PURPLE BIOTECH LTD.

	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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